Sent Via Facsimile And EDGAR

March 1, 2006

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561

RE:	ActivCard Corp.

Form 10-K for Fiscal Year Ended September 30, 2005

Filed December 28, 2005

File No. 000-50223

Dear Mr. Krikorian:

Thank you for your comment letter of January 31, 2006 on our Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 30, 2005 (the “Comment Letter”). We submit to you the following information in response to the Comment Letter. For your convenience, we have restated each comment below and set forth our response immediately after each comment.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1.	We note your explanations surrounding the significant changes in your results of operations during 2005. Tell us how you considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 34-48960) regarding your MD&A disclosures. For example, we note your disclosure, among others, that “the increase in software revenue of 37% in fiscal 2005 compared to the twelve months ended September 30, 2004 resulted primarily from increased sales to your enterprise customers.” Tell us more about the factors that led to your increase in sales including whether management believes that these factors are a material trend that will impact future sales. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. To do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.

Response:

We have considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our MD&A disclosures regarding results of operations as follows:

•	We have disclosed all unusual and infrequent events and transactions that have materially affected the amount of reported loss from continuing operations. During fiscal 2005, such events and transactions included a $4.1 million license revenue transaction, impairment of product technology, impairment of intangible assets and impairment of goodwill.

•	We have disclosed all known trends or uncertainties that have or that are reasonably expected to have a material favorable or unfavorable impact on net revenues or loss from continuing operations. The only known material ambiguity as of the end of the fiscal year was “the uncertainty and the delay of funding relating to the implementation of the Homeland Security Presidential Directive #12” that is reasonably expected to have either a favorable or an unfavorable impact on the Company’s revenues.

•	We have disclosed material increases and/or decreases in revenues during all periods presented as appropriate by providing revenue mix by type and period-over-period changes in tabular format. Additionally, we have provided analysis on material trends that have affected increases and decreases in revenues by revenue type, geographic area and customer category. During 2005, we noted increased software sales to enterprise customers as such a trend that will likely affect future periods at least until the uncertainty of governmental purchases continue to exist. There has not been a significant variation in prices for our products.

The factors that we believe led to an increase in software sales to enterprise customers included higher sales across all software products and larger customer base. The Company will address these and other relevant factors in the MD&A contained in its quarterly report for the period ending March 31, 2006 and subsequent reports.

Liquidity and Capital Resources, page 22

2.	Your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. For example, it appears that operations have been a significant use of cash, however, it is not clear how you plan to manage your cash needs under these circumstances. Indicate whether this trend will continue and describe any plans to reverse this use of cash. The disclosure should clearly indicate the sources of cash to continue to fund operations over the long-term and the availability of that source. Tell us how you considered Item 303 of Regulation S-K and

Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 34-48960) regarding your MD&A disclosures.

Response:

During the 33-month period from January 1, 2003 to September 30, 2005, the Company’s cash, cash equivalents and short-term investments have decreased $95.6 million from $249.2 million at December 31, 2002 to $153.6 million at September 30, 2005. In its MD&A disclosure on liquidity and capital resources, management has considered and, where appropriate, discussed the following:

•	Liquidity. Other than its expected operating loss for the next twelve months, management is currently not aware of any known demands, commitments, events or uncertainties that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way. Management has provided disclosure on the relationship of its net loss from operations to its cash used in operating activities. There are no restrictions on the Company’s liquid assets or material unused sources of liquid assets.

•	Capital resources. There are no material commitments for capital expenditures or known material trends, favorable or unfavorable, in the Company’s capital resources as of the end of the latest fiscal period. Additionally, management does not expect changes in the mix of equity, debt, and off-balance sheet financing as of the end of the latest fiscal period.

•	Results of operations. During the periods covered by it’s the Company’s most recent 10-K there were no unusual or infrequent events or transactions that would necessarily make past results indicative of future results, other than the following events, which may affect trends, though in a manner that is not yet ascertainable: (i) the acquisition of Protocom Development Systems Pty. Ltd. (Protocom), (ii) a $4.1 million licensing revenue transaction recognized in 2005 and (iii) certain non-cash charges relating to impairments of intangible assets, acquired developed technology and goodwill that affected the amount of reported loss from continuing operations. These items are described in the “Results of Operations” section of the MD&A preceding “Liquidity and Capital Resources”. Management is not aware of any other known trends or uncertainties that have, or are reasonably expected to have, a material favorable or unfavorable impact on revenues, net loss or liquidity as of the end of the latest fiscal period.

•	Off-balance sheet arrangements. There are no off-balance sheet arrangements that would require disclosure or that would affect the Company’s liquidity;

•	Tabular disclosure of contractual obligations. Management has provided a tabular disclosure of its contractual obligations, operating lease commitments, and how they will affect the Company’s liquidity in less than one year, from one to three years, from four to five years and after five years. Additionally, management has provided disclosure on additional shares the Company will be required to issue if Protocom achieves certain revenue targets.

The principal source for the Company’s cash from financing activities has been issuance of its common stock. Based on its cash, cash equivalents and short-term investments balance at September 30, 2005, the Company does not anticipate requiring any additional funding whether through debt financing or capital stock issuance during the following 12 months to meet its operational needs.

The Company is currently attempting to reduce negative cash flows and reach cash flow break-even over the next 12 months. To accomplish this, the Company has undertaken various restructuring initiatives, which are discussed in the Company’s periodic filings, and has made strategic acquisitions intended to strengthen the Company’s product offerings. In light of these recent changes, the Company is unable currently to identify any known trends affecting cash flows and liquidity. However, as such trends become more apparent, the Company will identify these in the MD&A in future filings and will discuss the anticipated impact on its liquidity and capital resources.

Notes to Consolidated Financial Statements

Nature of Business and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 49

3.	We note the phrase “rights to multiple software products” included within your critical accounting policies and notes to consolidated financial statements. Tell us more about these “rights” as they relate to your software arrangements. In this regard, tell us whether the customer is able to exchange the right to use one software product with the right to use another during the term of the software arrangement. Indicate how you are accounting for these rights.

Response:

Generally, our customers are not able to exchange the right to use one software product with the right to use another software product. The phrase “rights to multiple software products” refers to transactions where a customer purchases separate licenses for multiple software products in a single purchase order. Infrequently, however, we have allowed our customers to exchange a software product they have purchased for another software product with a similar pricing, features and functions but which runs in a different platform, at no additional fee, provided that there is no increase in the number of copies or concurrent users of the software product under the license arrangement. Although infrequent in occurrence, these arrangements generally occur at or near the delivery date of the software in question. We consider these exchanges to be insignificant and have accounted for these transactions as product exchanges in accordance with SOP 97-2 paragraph 53, as opposed to product returns.

Restructuring Liability, page 62

4.	We note that you accounted for the restructuring events subsequent to December 15, 2002 under SFAS 146. Note that SFAS 146 applies to costs including termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that is referred to as a one-time termination benefit. In light of the fact that you initiated at least one restructuring event during each year beginning 2002, explain how these events meet the definition of a one-time termination benefit. Refer to paragraph 8 of SFAS 146. In this regard, explain how you evaluated whether these benefits should be subject to SFAS 112. See FSP 146-1.

Response:

The Company implemented restructurings in fiscal 2003, 2004 and 2005, which resulted in termination of 17, 109 and 49 employees, respectively. The Company accrued for the termination benefits in accordance with SFAS 146 after the following actions had been completed:

•	The company management had committed to a plan of termination;

•	The termination plan had identified the number of employees to be terminated, including their job classifications or functions and their locations, and the expected completion date;

•	The plan had established the terms of the benefit arrangement, including the benefits that employees would receive upon termination;

•	Termination benefits arrangements were established for terminated employees; and

•	Actions required to complete the plan indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

The Company determined that these restructurings met the qualifications of one-time termination benefit for the following reasons:

•	The Company does not have an ongoing arrangement to involuntary terminate employment of its employees that is not limited to specified restructuring events; and

•	The Company does not have a written involuntary termination benefit plan that is communicated to employees at the date of hire that would be attributable to employees’ services rendered or employees’ rights to those benefits would accumulate or vest.

Terminations pursuant to restructurings in the past occurred to reduce functional redundancies, including redundancies that resulted from acquisitions, and to save costs in areas that were found to be unprofitable. After employees to be terminated had been identified, the termination benefits were calculated using a formula that takes into consideration years of service and minimum notification period requirements based on local labor laws. In order to be considered an enhancement to an ongoing benefit arrangement and, therefore, subject to the provisions of Statement 112, the termination benefits would need to represent a revision to an ongoing arrangement that is not limited to a specified termination event or a specified future period.

Since no ongoing benefit plan exists or existed in the past and any future involuntary termination benefits will be determined using then current local labor laws and minimum notification period requirements, management believes that accounting for its restructurings subsequent to fiscal 2002 under SFAS 146 is appropriate. However, we propose to revise the disclosure in future filings to clarify management’s accounting for restructuring expenses.

5.	We note your disclosures regarding the restructuring expenses incurred during fiscal years 2003 through 2005. In this regard, tell us whether management considers these events to be a trend that will have, or is reasonably likely to have, a material impact on the company’s future operating results. See SAB Topic 5(P)(4). Note that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance.

Response:

The Company implemented restructurings in fiscal 2003, 2004 and 2005, which resulted in termination of 17, 109 and 49 employees, respectively, and closure of excess facilities in Canada, the United Kingdom and the United States. During the last three years, however, our total headcount has increased by 31 employees from 282 employees at December 31, 2002 to 313 employees at September 30, 2005 due to acquisitions and, to lesser extent, organic growth. At the same time our combined research & development, sales & marketing and general & administrative expenses have also increased by approximately $12.8 million in 2005 over the 2002 expense levels.

While the restructurings were initiated to save costs in unprofitable areas and to reduce functional redundancies subsequent to moving the Company’s domicile from the Republic of France to the United States in 2002 and the acquisitions of Aspace Solutions Limited in 2004 and Protocom Development Systems Pty. Ltd. in 2005, the Company has not realized significant net decreases in employee related costs or total operating expenses. Instead, the restructurings have made it possible to avoid escalating employee and operating costs while shifting employee resources geographically to streamline operations and to achieve economies of scale. Further, management does not expect that the Company’s past restructurings will materially decrease its operating expenses or increase its cash flows from its fiscal 2005 levels in the future.

*         *         *

Additionally, per the Comment Letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at your convenience at (510) 574-1792.

Sincerely,

/s/ Mark Lustig
Mark Lustig Chief Financial Officer

cc:	Jason Niethamer, Securities and Exchange Commission

Richard White, ActivCard Corp. Audit Committee Chairman